Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Second Quarter 2020 Financial Results

TYSONS CORNER, Va., July 28, 2020 - MicroStrategy® (Nasdaq: MSTR), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended June 30, 2020 (the second quarter of its 2020 fiscal year).

“MicroStrategy’s second quarter results were solid in the context of the challenging global economic environment and highlighted by double-digit subscription services revenue growth and significant improvements in profitability.  We are encouraged by the adoption of the MicroStrategy Cloud™ and HyperIntelligence® as customers look for the best way to make fast, data-driven decisions,” said Michael J. Saylor, CEO, MicroStrategy Incorporated.

“We continue to make significant progress streamlining our cost structure and improving our operating efficiency.  We now believe we are in a position to drive consistent and meaningful profitability going forward while also continuing to invest in revenue growth.  This has given us the confidence to more actively utilize our strong balance sheet, which together with our improved operational performance provides multiple opportunities to generate substantial long-term value for our shareholders,” continued Mr. Saylor.

Capital Allocation Strategy

MicroStrategy today announced a new capital allocation strategy.  With more than $500 million in cash and cash equivalents and short-term investments and an operating plan that anticipates generating material free cash flow going forward, MicroStrategy intends to return up to $250 million to its shareholders over the next 12 months. In addition, under this capital allocation strategy, MicroStrategy will seek to invest up to another $250 million over the next 12 months in one or more alternative investments or assets, which may include stocks, bonds, commodities such as gold, digital assets such as bitcoin, or other asset types. Both of these strategies will depend on market conditions.

Phong Le, President & CFO, MicroStrategy Incorporated, said, “MicroStrategy is announcing a capital allocation strategy that reflects a new direction in its commitment to capital stewardship. We believe the business will be able to generate material excess cash going forward and are confident that we can manage our day-to-day business and achieve reasonable growth objectives with approximately $50 million of operating cash. Accordingly, we believe it is appropriate to return a portion of this excess cash to our shareholders and invest a portion in assets with potentially higher returns than holding cash.”

Second Quarter 2020 Financial Highlights

•

Revenues: Total revenues for the second quarter of 2020 were $110.6 million, a 6.1% decrease, or a 4.3% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2019. Product licenses and subscription services revenues for the second quarter of 2020 were $22.8 million, a 16.1% decrease, or a 13.5% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2019.  Product support revenues for the second quarter of 2020 were $70.0 million, a 4.0% decrease, or a 2.4% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2019. Other services revenues for the second quarter of 2020 were $17.7 million, a 1.0% increase, or a 2.4% increase on a non-GAAP constant currency basis, compared to the second quarter of 2019.

•	Gross Profit: Gross profit for the second quarter of 2020 was $86.6 million, representing a 78.3% gross margin, compared to a gross margin of 78.5% in the second quarter of 2019.
•	Operating Expenses: Operating expenses for the second quarter of 2020 were $80.3 million, a 17.4% decrease compared to the second quarter of 2019.
•

Income from Operations: Income from operations for the second quarter of 2020 was $6.3 million versus loss from operations of $4.8 million for the second quarter of 2019. Non-GAAP income from operations, which excludes share-based compensation expense, was $8.6 million for the second quarter of 2020 versus non-GAAP loss from operations of $1.8 million for the second quarter of 2019.

•

Net Income: Net income for the second quarter of 2020 was $3.4 million, or $0.35 per share on a diluted basis, as compared to net income of $20.4 million, or $1.98 per share on a diluted basis, for the second quarter of 2019.  In the second quarter of 2019, MicroStrategy completed the sale of its Voice.com domain name for a gain of $21.8 million, net of tax (the “Domain Name Sale”).  Excluding the impact of the Domain Name Sale, non-GAAP net loss for the second quarter of 2019 was $1.4 million, or $0.14 per share on a diluted basis.

•

Cash and Short-term Investments: As of June 30, 2020, MicroStrategy had cash and cash equivalents and short-term investments of $530.9 million, as compared to $565.6 million as of December 31, 2019, a decrease of $34.8 million.  During the second quarter of 2020, MicroStrategy repurchased 90,136 shares of its class A common stock for an aggregate purchase price of approximately $11.1 million. As of June 30, 2020, MicroStrategy had 7.7 million shares of class A common stock and 2.0 million shares of class B common stock outstanding.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three and six months ended June 30, 2020 and 2019. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below.  Additional non-GAAP financial measures are included in our “2Q 2020 Financial Results” presentation, which will be available under the “Events” section on MicroStrategy’s investor relations website at https://ir.microstrategy.com/events-presentations.

MicroStrategy uses its Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iPad, MicroStrategy Library for iPhone, or MicroStrategy Library for Android tablet and smartphone.

Recent Business Highlights

The following are some key business highlights from the second quarter of 2020:

•	Numerous leading organizations, such as the Industrial and Commercial Bank of China, SEVEN-ELEVEN JAPAN CO., LTD., and Dubai Health Authority, purchased HyperIntelligence.
•

MicroStrategy 2020™ Update 1 provided modern, consumer-grade experiences to every role across the enterprise, improving usability of multiple workflows such as dossier authoring, exporting, mobile linking, and more.

•

MicroStrategy 2020 Update 2 delivered new capabilities for business users, analysts, and architects via a new MicroStrategy application, enhancements to Dossier® and HyperIntelligence, and improvements to data connectors and Workstation.

•

MicroStrategy introduced Expert.Now, a new service for its customers and partners to connect immediately and face-to-face with MicroStrategy’s best and brightest experts. Subscribers in need of instant help or advice can connect with MicroStrategy’s team of analysts, architects, developers, and data scientists to build reports or dossiers, design HyperIntelligence cards or mobile apps, integrate new data sources, upgrade their platform, migrate to the cloud, or receive general support.

Conference Call

MicroStrategy will be discussing its second quarter 2020 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 7154964. A live and archived webcast and accompanying presentation materials will be available under the “Events” section on MicroStrategy’s investor relations website at https://ir.microstrategy.com/events-presentations. A replay of the conference call will be available beginning approximately two hours after the call concludes until August 4, 2020 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 7154964.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP income (loss) from operations that excludes the impact of share-based compensation arrangements, (ii) non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share that exclude the impact from the Domain Name Sale in the second quarter of 2019, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.  The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impact from the Domain Name Sale, which is outside of our normal business operations.  The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis.  MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded business intelligence company, with the leading enterprise analytics platform. Our vision is to enable Intelligence Everywhere™. MicroStrategy provides modern analytics on an open, comprehensive enterprise platform used by many of the world’s most admired brands in the Fortune Global 500. Optimized for cloud and on-premises deployments, the platform features HyperIntelligence, a breakthrough technology that overlays actionable enterprise data on popular business applications to help users make smarter, faster decisions. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, MicroStrategy Cloud, HyperIntelligence, Intelligent Enterprise, MicroStrategy Library, MicroStrategy 2020, Dossier, and Intelligence Everywhere are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 2020; impacts of the COVID-19 pandemic; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$14,816	$20,121	$27,400	$38,412
Subscription services	8,021	7,104	15,989	14,248
Total product licenses and subscription services	22,837	27,225	43,389	52,660
Product support	70,038	72,978	141,196	144,428
Other services	17,709	17,534	37,423	36,015
Total revenues	110,584	117,737	222,008	233,103

Cost of revenues
Product licenses	514	552	1,184	1,071
Subscription services	3,792	3,489	7,856	7,087
Total product licenses and subscription services	4,306	4,041	9,040	8,158
Product support	6,837	7,721	13,555	14,788
Other services	12,846	13,588	25,939	28,577
Total cost of revenues	23,989	25,350	48,534	51,523

Gross profit	86,595	92,387	173,474	181,580

Operating expenses
Sales and marketing	34,951	48,273	74,469	97,033
Research and development	25,867	27,764	51,968	55,979
General and administrative	19,449	21,180	40,781	43,784
Total operating expenses	80,267	97,217	167,218	196,796

Income (loss) from operations	6,328	(4,830)	6,256	(15,216)
Interest income, net	563	3,013	2,418	5,579
Other (expense) income, net	(1,995)	29,431	(1,561)	28,835
Income before income taxes	4,896	27,614	7,113	19,198
Provision for income taxes	1,509	7,220	3,069	6,710
Net income	$3,387	$20,394	$4,044	$12,488

Basic earnings per share (1):	$0.35	$1.99	$0.41	$1.21
Weighted average shares outstanding used in computing basic earnings per share	9,739	10,240	9,858	10,283

Diluted earnings per share (1):	$0.35	$1.98	$0.41	$1.21
Weighted average shares outstanding used in computing diluted earnings per share	9,741	10,310	9,886	10,350

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2020	2019*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$420,899	$456,727
Restricted cash	1,221	1,089
Short-term investments	109,972	108,919
Accounts receivable, net	123,794	163,516
Prepaid expenses and other current assets	16,887	23,195
Total current assets	672,773	753,446

Property and equipment, net	45,300	50,154
Right-of-use assets	81,543	85,538
Deposits and other assets	14,596	8,024
Deferred tax assets, net	18,834	19,409
Total Assets	$833,046	$916,571

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$31,468	$33,919
Accrued compensation and employee benefits	40,806	48,792
Deferred revenue and advance payments	167,643	187,107
Total current liabilities	239,917	269,818

Deferred revenue and advance payments	5,910	4,344
Operating lease liabilities	98,283	103,424
Other long-term liabilities	30,452	30,400
Deferred tax liabilities	24	26
Total Liabilities	374,586	408,012

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,903 shares issued and 7,651 shares outstanding, and 15,888 shares issued and 8,081 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	600,851	593,583
Treasury stock, at cost; 8,252 shares and 7,807 shares, respectively	(720,755)	(658,880)
Accumulated other comprehensive loss	(9,187)	(9,651)
Retained earnings	587,533	583,489
Total Stockholders’ Equity	458,460	508,559
Total Liabilities and Stockholders’ Equity	$833,046	$916,571

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)	(unaudited)
Operating activities:
Net income	$4,044	$12,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,828	3,623
Reduction in carrying amount of right-of-use assets	4,085	4,064
Credit losses and sales allowances	990	796
Net realized loss on short-term investments	0	41
Deferred taxes	273	(3,219)
Share-based compensation expense	5,337	6,053
Changes in operating assets and liabilities:
Accounts receivable	21,022	5,985
Prepaid expenses and other current assets	(493)	7,089
Deposits and other assets	195	96
Accounts payable and accrued expenses	(1,823)	(8,396)
Accrued compensation and employee benefits	(8,708)	(8,082)
Deferred revenue and advance payments	347	33,489
Operating lease liabilities	(4,662)	(4,316)
Other long-term liabilities	86	(509)
Net cash provided by operating activities	26,521	49,202

Investing activities:
Proceeds from redemption of short-term investments	10,000	369,603
Purchases of property and equipment	(1,162)	(8,432)
Purchases of short-term investments	(9,928)	(212,248)
Net cash (used in) provided by investing activities	(1,090)	148,923

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	1,902	1,836
Purchases of treasury stock	(61,875)	(48,244)
Net cash used in financing activities	(59,973)	(46,408)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(1,154)	33
Net (decrease) increase in cash, cash equivalents, and restricted cash	(35,696)	151,750
Cash, cash equivalents, and restricted cash, beginning of period	457,816	110,786
Cash, cash equivalents, and restricted cash, end of period	$422,120	$262,536

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$14,816	$20,121	$27,400	$38,412
Subscription services	8,021	7,104	15,989	14,248
Total product licenses and subscription services	22,837	27,225	43,389	52,660
Product support	70,038	72,978	141,196	144,428
Other services:
Consulting	16,578	15,494	35,019	32,097
Education	1,131	2,040	2,404	3,918
Total other services	17,709	17,534	37,423	36,015
Total revenues	110,584	117,737	222,008	233,103

Cost of revenues
Product licenses and subscription services:
Product licenses	514	552	1,184	1,071
Subscription services	3,792	3,489	7,856	7,087
Total product licenses and subscription services	4,306	4,041	9,040	8,158
Product support	6,837	7,721	13,555	14,788
Other services:
Consulting	10,168	11,909	21,596	24,894
Education	2,678	1,679	4,343	3,683
Total other services	12,846	13,588	25,939	28,577
Total cost of revenues	23,989	25,350	48,534	51,523

Gross profit	$86,595	$92,387	$173,474	$181,580

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2020	2019*	2019
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$100	$481	$633
Deferred subscription services revenue	17,934	16,561	15,393
Deferred product support revenue	142,543	161,670	152,866
Deferred other services revenue	7,066	8,395	7,894
Total current deferred revenue and advance payments	$167,643	$187,107	$176,786

Non-current:
Deferred product licenses revenue	$168	$293	$405
Deferred subscription services revenue	90	97	116
Deferred product support revenue	5,152	3,417	3,083
Deferred other services revenue	500	537	571
Total non-current deferred revenue and advance payments	$5,910	$4,344	$4,175

Total current and non-current:
Deferred product licenses revenue	$268	$774	$1,038
Deferred subscription services revenue	18,024	16,658	15,509
Deferred product support revenue	147,695	165,087	155,949
Deferred other services revenue	7,566	8,932	8,465
Total current and non-current deferred revenue and advance payments	$173,553	$191,451	$180,961

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

EXCLUSION OF SHARE-BASED COMPENSATION EXPENSE

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income (loss) from operations:
Income (loss) from operations	$6,328	$(4,830)	$6,256	$(15,216)
Share-based compensation expense	2,226	3,036	5,337	6,053
Non-GAAP income (loss) from operations	$8,554	$(1,794)	$11,593	$(9,163)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

EXCLUSION OF DOMAIN NAME SALE

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income (loss):
Net income	$3,387	$20,394	$4,044	$12,488
Gain from Domain Name Sale, net of tax	0	(21,778)	0	(21,778)
Non-GAAP net income (loss)	$3,387	$(1,384)	$4,044	$(9,290)

Reconciliation of non-GAAP diluted earnings (loss) per share:
Diluted earnings per share	$0.35	$1.98	$0.41	$1.21
Gain from Domain Name Sale, net of tax (per diluted share)	0.00	(2.12)	0.00	(2.11)
Non-GAAP diluted earnings (loss) per share	$0.35	$(0.14)	$0.41	$(0.90)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2020	2020	2020	2019	2020	2020
Revenues
Product licenses	$14,816	$(655)	$15,471	$20,121	-26.4%	-23.1%
Subscription services	8,021	(46)	8,067	7,104	12.9%	13.6%
Total product licenses and subscription services	22,837	(701)	23,538	27,225	-16.1%	-13.5%
Product support	70,038	(1,165)	71,203	72,978	-4.0%	-2.4%
Other services	17,709	(243)	17,952	17,534	1.0%	2.4%
Total revenues	110,584	(2,109)	112,693	117,737	-6.1%	-4.3%

	Six Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2020	2020	2020	2019	2020	2020
Revenues
Product licenses	$27,400	$(1,196)	$28,596	$38,412	-28.7%	-25.6%
Subscription services	15,989	(82)	16,071	14,248	12.2%	12.8%
Total product licenses and subscription services	43,389	(1,278)	44,667	52,660	-17.6%	-15.2%
Product support	141,196	(2,341)	143,537	144,428	-2.2%	-0.6%
Other services	37,423	(498)	37,921	36,015	3.9%	5.3%
Total revenues	222,008	(4,117)	226,125	233,103	-4.8%	-3.0%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact from fluctuations in foreign currency exchange rates on international revenues.  It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	June 30,	March 31,	December 31,	September 30,	June 30,
	2020	2020	2019	2019	2019
Subscription services	64	63	69	66	62
Product support	189	204	219	231	234
Consulting	421	425	392	390	404
Education	43	42	38	38	40
Sales and marketing	573	594	597	616	637
Research and development	684	721	743	775	764
General and administrative	285	314	338	337	336
Total headcount	2,259	2,363	2,396	2,453	2,477